Exhibit 3.1

AMENDMENT NO. 2
TO
LORAL SPACE & COMMUNICATIONS INC.
INCORPORATED UNDER THE LAWS OF
THE STATE OF DELAWARE
AMENDED AND RESTATED BYLAWS

Article II, Section 3 of the Amended and Restated Bylaws of Loral Space & Communications Inc. dated December 23, 2008 is hereby amended and restated in its entirety to read as follows:

Section 3. Notice of Meetings. Not less than ten (10) days nor more than sixty (60) days before the date of every stockholder’s meeting, the Secretary of the Corporation shall give to each stockholder entitled to vote at such meeting and each other stockholder entitled to notice of the meeting notice stating the time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, by mail, by presenting it to him or her personally, by leaving it at his or her residence or usual place of business or by any other lawful means. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at his or her post office address as it appears on the records of the Corporation, with postage thereon prepaid. Notice of any adjourned meeting need not be given except by announcement at the meeting so adjourned, unless otherwise ordered in connection with such adjournment or required by law.

Dated: April 22, 2021